CHINA SXT PHARMACEUTICALS, INC. Investor Presentation June 2018 1 Filed Pursuant to Rule 433 Issuer Free Writing Prospectus Dated June 7, 2018 (To Preliminary Prospectus dated May 7, 2018) Registration Statement No. 333 - 221899

Forward Looking Statement This presentation includes statements that are, or may be deemed, "forward - looking statements." In some cases these forward - look ing statements can be identified by the use of forward - looking terminology, including the terms "believes," "estimates," "anticipate s," expects," "plans," intends," "may," "could," "might," "will," "should," "approximately," "potential," or in each case, their negative o r o ther variations thereon or comparable terminology, although not all forward - looking statements contain these words. They appear in a number of p laces throughout this presentation and include statements regarding our intentions, beliefs, projections, outlook, analyses or curr ent expectations concerning, among other things, the pharmaceutical market, particularly the Traditional Chinese Medicine Pieces (TCMP) market , i n China, the prospects of our TCMP business as stated herein. By their nature, forward - looking statements involve risks and uncertainties because they relate to events, competitive dynamics, and regulatory developments and depend on the economic circumstances that may or may not occur in the future or may occur on long er or shorter timelines than anticipated. Although we believe that we have a reasonable basis for each forward - looking statement conta ined in this presentation, we caution you that forward - looking statements are not guarantees of future performance and that our actual result s of operation, financial condition and liquidity, and the development of the industry in which we operate may differ materially f rom the forward - looking statements contained in this presentation as a result of, among other factors, the factors referenced in the "Risk Fa cto rs" section of the prospectus contained in the Amendment No. 5 to our Registration Statement of Form F - 1 filed with the Securities and Exchanged Commission on May 7, 2018, for our proposed initial public offering (the "Registration Statement"). In addition, even if our results of ope ration, financial conditions and liquidity, and the development of the industry in which we operate are consistent with the forward - looking statements contained in this presentation, they may not be predictive of results or developments in future periods. Any forward - looking sta tement that we make in this presentation speaks only as of the date of such statement, and we undertake no obligation to update such stat eme nts to reflect events or circumstances after the date of this presentation. You should read carefully the factors described in the "Risk Factors" section of the prospectus contained in the Registration St atement to better understand the risks and uncertainties inherent in our business and any forward - looking statements. 2

This presentation highlights basic information about us and the offering. Because it is a summary, it does not contain all of th e information that you should consider before investing. We have filed a Registration Statement (including a prospectus) with the SEC for the offering to which this presentation rela tes . The Registration Statement has not became effective yet. Before you invest, you should read the prospectus in the Registration Statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information a bout us and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. The preliminary prospectus, dated May 7, 2018 , is available on SEC Website at: https://www.sec.gov/Archives/edgar/data/1723980/000114420418025692/tv493040_f1a.htm . Alternatively, we or any selling agent participating in the offering will arrange to send you the prospectus if you contact B ous tead Securities, LLC, email: offerings@boustead1828.com or by calling +1 (949) 502 - 4409 or standard mail at Boustead Securities, LLC, Attn: Equity Capital Markets, 6 Venture, Suite 265, Irvine, CA 92618, USA. Free Writing Prospectus Statement 3

Table of Content 1 2 3 4 5 6 IPO Summary Company Introduction Business Overview Industry Analysis Investment Highlights and Valuation Financials 4

IPO Summary Issuer China SXT Pharmaceuticals, Inc . Security Ordinary shares Ticker NasdaqCM : SXTC Pre - IPO Shares Outstanding 20 , 000 , 000 Number of Shares Offered 2 , 500 , 000 ~ 4 , 125 , 000 (including over - subscription of up to 375 , 000 ) Post - IPO Shares Outstanding 22 , 500 , 000 ~ 24 , 125 , 000 (including over - subscription of up to 375 , 000 ) Offering Price per Share $ 4 . 00 Gross Proceeds $ 10 , 000 , 000 ~ $ 16 , 500 , 000 Post - IPO Valuation $ 90 . 0 ~ 96 . 5 millions Use of Proceeds (i) Expand manufacturing facility 30% (ii) Recruit additional employees 20% (iii) Research and development of new drug candidates 20% (iv) General working capital 30 % Underwriters Boustead Securities, LLC IPO Date Q 3 2018 ( Estimated . ) 5

IPO Service Providers Investor Relations Underwriter Auditor Underwriter Counsel Issuer Counsel 6

Company Overview 2005 1739 460 o Over 13 years of operating history since 2005 o Recognized brand (“SuXuanTang”, or “ 苏轩堂 ”) in Eastern China with over 270 years of history since 1739 o Over 460 TCMP products (including 13 Advanced TCMPs, 20 Fine TCMPs and 427 Regular TCMPs Based in Taizhou City, Jiangsu Province, China SXT Pharmaceuticals, Inc. (“China SXT”) is a specialty pharmaceutical company focusing on the research, development, manufacture, marketing and sales of Traditional Chinese Medicine Pieces (TCMPs) 7

Corporate Structure 2005 2017 June: • Jiangsu Suxuantang Pharmaceutical Co., Ltd (“Taizhou Suxuantang”) incorporated July: • China SXT Pharmaceuticals, Inc. incorporated in the British Virgin Islands • China SXT Group Limited (“SXT HK”) incorporated in Hong Kong October: • Taizhou Suxuantang Biotechnology Co., Ltd. (“WFOE”) incorporated in China 8

Management Feng Zhou Chairman & CEO • CEO and director since July 2017 • CEO of Suxuantang, our VIE Entity, from May 2017 to February 2018 • Associate manager of Suxuantang f rom January 2015 to May 2017 • Graduated from Logistical Engineering University of PLA and majored in Business Administration Yao Shi CFO • CFO since March 2017 • More than 20 years of experience in auditing and accounting • CFO and Chief Manager of Guotaijiahe Insurance Co., Ltd. from July 2006 to March 2017 • CFO of Amway China - North China Branch from November 1996 to June 2009 • MBA from Victoria University; Bachelor degree from Changchun University of Science and Technology Dr. Jingzhen Deng CSO & COO • CSO since June 2013 and COO since March 2017 • CEO of Suxuantang since February 2018 • Vice president of Taizhou Suxuantang in June 2013 and rebuilt its R&D team • 16 years of experience at a university and various pharmaceutical companies specializing in natural p roducts and new drug discovery in the USA • Doctoral and Master degrees from China Pharmaceutical University; Bachelor of Science from Jiangxi University of Traditional Chinese Medicine 9

Board of Directors Wenwei Fan Independent Director • Will be our independent director upon closing of this offering • Partner of a Chinese Certified Public Accounting firm, Beijing Huashen Accounting Firm • Worked at Shiyong Zhonghe Accounting firm, which was acquired by PWC in 2000 • Certified Public Accountant and Certified Tax Agent in China • Bachelor's degree from Jiangsu University of Finance and Economics Dr. Tulin Lu Independent Director • Will be our independent director upon closing of this offering • Professor at Nanjing University of TCM • Deputy Director of the Department of Processing Preparation of TCM at Nanjing University of TCM since 2016 • Executive Deputy Director of TCM Pieces Quality Assurance Specialized Committee of China since 2014 • Chief Director at the co - laboratory of TCM Processing of the Ministry of Education of the P. R. China since 2012 • Ph.D., Master of Science, and Bachelor of Science degrees from Nanjing University of TCM Junsong Li Independent Director • Will be our independent director upon closing of this offering • Over 20 years of experience in the Traditional Chinese Medicine (TCM) industry • Researcher at Nanjing TCM University since 2009 • Associate Professor at Nanjing TCM Hospital from 1986 to 2003 • PhD from Shanghai TCM University; Master’s Degree in TCM; Bachelor of Arts in TCM from Nanjing TCM University Jun Zheng Director • Will be our director upon closing of this offering • General Manager at Jiangsu Health Pharmaceutical Investment Management Co., Ltd. from 2016 to 2017 • General Manager at Taizhou Renji Chinese Traditional Medicine Pieces Co., Ltd. from 2013 to 2015 • Department Manager and Deputy General Manager at Taizhou Jiutian Pharmaceutical Co., Ltd. from the 2005 to 2012 • Bachelor’s degree from Jiangnan University (Wuxi Light Industry University) 10

Brand • The “SuXuanTang” or “ 苏轩堂” brand dates back to 1739 • Over 270 years of brand history, being well - recognized in Eastern China 11

Product Overview Regular TCMP Products o Manufacture 426 Regular TCMP products listed in China Pharmacopoeia (version 2015) Part I for hospitals and drug stores for the treatment of various diseases or as a dietary supplement Advanced TCMP Products o Highest quality of TCMP o Require specialized equipment to manufacture o Involves more manufacturing steps to produce than other TCMP products o 2 types of products: o Directly - Oral TCMP o After - Soaking - Oral TCMP Fine TCMP Products o Produce over 20 Fine TCMP products for drug stores and hospitals o Manufactured by hand with only high - quality authentic ingredients derived from their regions of origin 12

Products: Fine TCMPs o Produce 20 Fine TCMP products for drug stores and hospitals in China o Manufactured by hand with only high - quality authentic ingredients derived from their regions of origin 13

Products: Regular TCMPs o Manufacture 426 Regular TCMP products listed in China Pharmacopoeia (version 2015) Part I for hospitals and drug stores for the treatment of various diseases or as a dietary supplement o Sell directly to hospitals o Diverse portfolio of products and new product pipelines include those used in treating high - incidence and high - mortality medical conditions in China, such as cardiovascular, central nervous system (“CNS”), infectious, and digestive diseases 14

Products: Advanced TCMPs o Highest quality of TCMP o Require specialized equipment to manufacture o Involves more manufacturing steps to produce than other products o 2 types of products: o Directly - Oral TCMP o After - Soaking - Oral TCMP o Novel Advanced TCMP recently cataloged on Pharmaceutical GMP (version 2010) and China Pharmacopoeia (version 2015) Part IV o Take orally without decoction o Advantage in preserving the maximum potency and integrity of the TCM ingredients o Safe and easy to use Directly - Oral TCMP o New type of Advanced TCMP defined on China Pharmacopoeia (version 2015) Part IV o Take after soaking with hot water without decoction o Advantage in preserving the maximum potency and integrity of the TCM ingredients o Easy to use and store After - Soaking - Oral TCMP 15

Major Products 16

Product Pipeline 17

Production and Facilities GMP - certified facilities Located in Taizhou City • 1,200 square meters for regular TCMP production • 450 square meters for fine TCMP production • 240 square meters for Directly - Oral TCMP and After - Soaking - Oral TCMP production • 250 square meters for TCMP raw materials sterilization facility • 450 square meters for quality control, and research and development centers • 1,100 square meters for storage We have started expanding a new production base to increase production capacity in order to meet the growing demand for TCMPs since October 2017, which covers a total of 33,300 square meter land We use 2 unique manufacturing methods: • High - Energy Electron Beam Sterilization Method • Dust - Sucking Thermostatic Pulverizing Technique 18

Customers and Suppliers Suppliers • Long - term relationships with 5 major suppliers in Bozhou city of Anhui province in China • Other major suppliers in Anhui, Qinghai, Gansu and Yunnan Province Customers • Major customers are hospitals, especially TCM hospitals primarily in the Jiangsu and Hubei provinces in China and pharmaceutical wholesalers • End - customer base includes 20 pharmaceutical companies, 58 pharmacies and 65 hospitals in 9 provinces and municipalities in China including Jiangsu, Hubei, Shandong, Guangdong, Xinjiang, Anhui, Henan, Sichuan, and Chongqing Distributors • 4 sales offices and 30 sales representatives covering 9 of China’s major provinces including Jiangsu, Hubei, Shandong, Guangdong, Xinjiang, Anhui, Henan, Sichuan, and Chongqing 5 major suppliers in Bozhou city of Anhui province M ajor customers are hospitals, especially TCM hospitals in the Jiangsu and Hubei provinces 19

R&D o Research and developments efforts are led by our CSO/COO Dr. Jingzhen Deng o 14 patent applications have been submitted, 8 of which have entered into the substantive examination stage o Received 3 awards on the research and development of Directly - Oral TCMP and After - Soaking - Oral TCMP products from China Scientist Forum 20

Patents Application 21 *SIPO refers to the State Intellectual Property Office of China

Honors Taizhou Well - Known Trademark Jiangsu Private Science and Technology Enterprise Talent Introduction Enterprise Certificate of Taizhou Famous Products Number One Outstanding R&D Article Award Directly - oral and After - soaking - oral TCMPs 2017 Innovation Enterprise Directly - oral and After - soaking - oral TCMPs 2017 Invention Achievement Award 22

Industry Overview Chinese TCMP Market Overview According to China’s Ministry of Industry and Information Technology’s 2016 Pharmaceutical Industry GDP Growth Report: • Major companies in the pharmaceutical industry generated total revenue of $433.36 billion in 2016, representing an increase o f 9 .9% from 2015 • The TCMP industry grew at a rate of more than 12% for two straight years, generating $28.73 billion in revenue in 2016 23 Source: China’s Ministry of Industry and Information Technology

Competitive Strength Recognized Brand Name o “Suxuangtang”( 苏轩堂 ), which has over 270 years of history, is a famous TCM brand in Eastern China o Our Fine and Regular TCMP products have been in pharmaceutical markets such as hospitals and drug stores for more than a decade, receiving consistent positive feedback from our customers Advanced TCMP Products Permits o Pharmaceutical Manufacturing Permit authorized by Jiangsu FDA o Pharmaceutical Good Manufacturing Practices Certificates authorized by Jiangsu FDA o Scope of TCMP products production: After - Soaking - Oral - TCMPs; Directly - Oral - TCMPs; Fine TCMPs; and Regular TCMPs Strong R&D Capabilities Experienced Management Team o Many years of pharmaceutical and related industry experience o Extensive experience in research and development, manufacturing, commercialization, and in - licensing and acquisition of companies in China’s TCM industry o R&D team of 15 dedicated researchers who have successfully developed multiple modernized TCMPs, many of which have already been directly commercialized with our Pharmaceutical Manufacturing Permit and the Pharmaceutical GMP certificate Ready to Use TCMPs o Our Directly - Oral TCMPs and After - Soaking - Oral TCMPs can be easily dissolved or infused in hot water without requiring lengthy preparation 24

Growth Strategy Increase National Recognition • Plan to promote the efficacy and safety profiles of all of our advanced TCMP products to physicians at hospitals and clinics through the efforts of our sales force, independent distributors and educational physician conferences and seminars Introduce Additional Products • Plan to focus on our development capabilities towards expanding our existing portfolio • Have a steady pace of introducing new products to further strengthen our branded market leadership position in Directly - Oral and After - Soaking - Oral - TCMPs Expand Distribution Network • Intend to expand our reach in the PRC in order to drive additional growth of our existing and future products • Plan to expand our presence beyond the PRC to international markets by partnering with global pharmaceutical companies in cross - selling our products 25

Investment Highlights 1 Innovative TCMP manufacturer with capabilities in research, development, manufacturing, marketing and sales 2 The TCMP market is one of the fastest growing segments in the pharmaceuticals industry in China, benefitting from favorable government policies and increasing awareness among consumers 3 Recognized brand name in Eastern China with over 270 years of history and proven track record with over 13 years of operating history 4 Diversified product portfolio of over 460 TCMP products and strong R&D capability with 13 patents in pending stage 5 Growth expected to accelerate following Nasdaq listing, through new product development, expansion of distribution network and geographical outreach, and acquisitions 26

Peer Valuation

Company Name	Ticker	Price 5/22/18	Mkt Cap ($M)	EV 5/22/18	BVPS (MRQ)	EPS			P/E			Revenue			EV/Revenue			P/B (MRQ)
						TTM	2017E	2018E	TTM	2017E	2018E	TTM	2017E	2018E	TTM	2017E	2018E	
China SXT Pharmaceuticals, Inc.	**SXTC**	**4.00**	**$97**	**$91**	**$0.76**	**0.07**	**$0.07**	**NA**	**57.9x**	**57.9x**	**NA**	**$6.7**	**$6.7**	**NA**	**13.5x**	**13.5x**	**NA**	**5.3x**
China Jo-Jo Drugstores, Inc.	CJJD	$1.58	$40	$52	$1.00	($0.38)	($0.38)	NA	NM	NM	NA	$92	$92	NA	0.6x	0.6x	NA	1.6x
Shineco, Inc.	TYHT	$1.76	$37	$13	$3.33	$0.43	$0.43	NA	4.1x	4.1x	NA	$38	$38	NA	0.3x	0.3x	NA	0.5x
Biostar Pharmaceuticals, Inc.	BSPM	$2.48	$7	$9	$13.71	$0.34	NA	NA	7.3x	NA	NA	$0	NA	NA	27.7x	NA	NA	0.2x
China YCT International Group, Inc.	CYIG.OB	$0.76	$22	$7	$3.31	$0.43	$0.43	NA	1.8x	1.8x	NA	$69	$69	NA	0.1x	0.1x	NA	0.2x
BeiGene, Ltd.	BGNE	$193.48	$10,390	$6,890	$14.75	($2.23)	($2.23)	($6.74)	NM	NM	NM	$238	$238	$88	28.9x	28.9x	78.3x	13.1x
Zai Lab Limited	ZLAB	$20.30	$1,030	$770	($6.32)	($4.94)	($1.24)	($1.01)	NM	NM	NM	NA	NA	NA	NA	NA	NA	NM
BeyondSpring Inc.	BYSI	$30.50	$685	$580	$1.20	($4.40)	($4.40)	($3.12)	NM	NM	NM	NA	NA	NA	NA	NA	NA	25.4x
China Biologic Products Holdings, Inc.	CBPO	$81.69	$2,710	$2,440	$33.20	$2.31	$2.31	$5.35	35.4x	35.4x	15.3x	$391	$391	$440	6.2x	6.2x	5.6x	2.5x
Concord Medical Services Holdings Limited	CCM	$4.03	$175	$413	$3.90	($1.14)	($1.14)	NA	NM	NM	NA	$53	$53	NA	7.9x	7.9x	NA	1.0x
China Pharma Holdings, Inc.	CPHI	$0.28	$12	$21	$1.02	($0.43)	($0.43)	NA	NM	NM	NA	$13	$13	NA	1.6x	1.6x	NA	0.3x
Sinovac Biotech Ltd.	SVA	$7.68	$440	$438	$2.29	$0.32	$0.32	NA	24.0x	24.0x	NA	$127	$127	NA	3.4x	3.4x	NA	3.4x
Mean									**14.5x**	**16.3x**	**15.3x**				**8.5x**	**6.1x**	**41.9x**	**4.8x**
Median									**7.3x**	**14.0x**	**15.3x**				**3.4x**	**2.5x**	**41.9x**	**1.3x**

Source: Yahoo Finance

27

3,719 4,882 3,730 5,587 21.4% 47.4% 45.4% 46.4% 0.0% 10.0% 20.0% 30.0% 40.0% 50.0% 60.0% 70.0% 80.0% 90.0% 100.0% 0 1,000 2,000 3,000 4,000 5,000 6,000 FY16 FY17 9MFY17 9MFY18 Financial Highlights $5.6 Million ▪ Revenue increased by 32% YoY to $4.9 million in FY17 ▪ Gross margin increased by 26% to 47.4% in FY17 compared to FY16 9M FY18 Revenue $0.05 9M FY18 EPS EPS Revenue and Gross Margin $ thousands 0.007 0.059 0.041 0.050 FY16 FY17 9MFY17 9MFY18 US Dollars Note: 9MFY18 - nine months ended December 31, 2017 FY17 - fiscal year ended March 31, 2017 28

Income Statement (US$ thousands, except per share data) FY16 FY17 9M FY17 9M FY18 Revenue - third parties 3,63 5 4,150 3,3697 4,36 1 Revenue - related parties 84 73 2 36 1 1,22 6 Total revenues 3,71 9 4,88 2 3,7 30 5,58 7 Cost of revenues (2,92 5 ) (2,5 70 ) (2,03 7 ) (2,997) Gross profit 79 4 2,312 1,693 2,589 Selling expenses (151) (144) (11 2 ) (300) General and administrative expenses (43 4 ) (565) (48 7 ) (95 7 ) Total operating expenses (58 5 ) (7 10 ) (598) (1,257) Income from operations 209 1,602 1,09 5 1,332 Interest income (expense), net (51) (40) (27) 0 Other income, net 3 1 18 13 8 Total other income (expenses), net (20) (2 2 ) (14) 9 Income before income taxes 18 9 1,580 1,080 1,34 1 income tax expenses (47) (395) (2702) (335 1 ) Net income 14 2 1,185 810 1,00 6 Foreign currency translation adjustment (35) (75) (84) 14 2 Comprehensive income 106 1,1 10 726 1,147 EPS - basic 0.007 0.059 0.041 0.050 EPS - diluted 0.007 0.059 0.041 0.050 Note: 9M FY18 - nine months ended December 31, 2017; FY17 - fiscal year ended March 31, 2017 29

Balance Sheet (US$ thousands) As of 3/31, 2016 As of 3/31, 2017 As of 12/31, 2017 Cash and cash equivalents 11 6 6 241 Restricted cash - - 40 Notes receivable - - 278 Accounts receivable 1,945 2,74 2 2,46 6 Inventories 1,35 3 89 1 1,246 Advance to suppliers 36 6 12 8 205 Amounts due from related parties 1,695 1,028 2,77 9 Prepayment, receivables and other assets 36 4 51 481 Total current assets 5,73 5 4,905 7,519 PPE, net 430 485 555 Intangible assets, net 41 41 48 Total non - current assets 471 526 603 Total assets 6,206 5,431 8,122 Short - term bank borrowings 37 6 302 - Notes payable - - 304 Accounts payable 2,88 8 1,26 5 2, 900 Advance from customers 54 4 58 6 30 9 Amounts due to related parties 87 3 56 7 18 3 Accrued expenses and other current liabilities 874 575 77 8 Income tax payable (recoverable) (91) 29 4 64 9 Total current liabilities 5,463 3,58 9 5,122 Total liabilities 5,463 3,58 9 5,122 Common stocks 20 20 20 Additional paid - in - capital 1,46 4 1,46 4 1,46 44 Retained earnings (accrued deficits) (828) 357 1,36 3 Accumulated other comprehensive income 87 1 2 15 4 Total shareholders' equity 74 3 1,85 3 3,000 Total liabilities and shareholders' equity 6,206 5,441 8,122 30

Statement of Cash Flows (US$ thousands) FY16 FY17 9M FY18 Net income 14 2 1,185 1,00 6 Depreciation of PPE 87 94 95 Amortization of intangible assets 2 5 4 Loss on disposal of PPE 1 1 - - Restricted cash - - (3 9 ) Notes receivable - - (2 70 ) Accounts receivable (1,027) (94 3 ) 42 5 Inventories (57) 384 (293) Advance to suppliers (18 5 ) 2 20 (6 8 ) Amounts due from related parties 374 57 2 (2,172) Prepayments, receivables and other assets (215) 296 (413) Notes payable - - 29 5 Accounts payable (65) (1,472) 1,512 Advances from customers 54 7 7 9 (302) Amounts due to related parties 10 (266) (394) Accrued expenses and other current liabilities 513 (24 9 ) 7 4 Income tax payable 46 38 8 327 Net cash provided by (used in) operating activities 182 293 (21 4 ) Purchase of PPE (60) (179) (4 6 ) Disposal of PPE 1 - - Purchase of intangible assets (37) (7) (9) Amount collected from a shareholder - - 53 5 Net cash provided by (used in) investing activities (9 6 ) (186) 480 Proceeds of short - term bank borrowings - - - Repayments of short - term bank borrowings (12 9 ) (5 1 ) (310) Proceeds from the IPO - - - Net cash provided by (used in) financing activities (12 9 ) (5 1 ) (310) Effect of exchange rate changes on cash (2) (2) 2 Net change in cash (4 4 ) 54 (41) Cash and cash equivalents - EoP 55 11 6 6 Cash and cash equivalents - BoP 11 6 6 24 31

Thank You Alex Shi , CFO +86 139 5110 0456 IR@sxtchina.com www.sxtchina.com